  Exhibit 6.44

REPRESENTATION AGREEMENT

This Representation Agreement (the "**Agreement**") is made effective this **August 1, 2017** (the "**Effective Date**") by and between Encore Endeavor 1 LLC, a California corporation ("**EE1**"), having an address at 4521 Sharon Road, Suite 450, Charlotte, North Carolina 28211 and Romero Britto ("**Romero**"), Britto Central, Inc. ("**BCI**") and Art 800, LLC ("**800**") (Romero, BCI and 800, collectively, "**Britto**" or "**Licensor**"), having an address at 150 NW 25th Street, Miami, Florida 33127. EE1 and Britto, collectively, a "**Party**" or the "**Parties**".

Background

A. BCI, a licensee of Romero, entered into a license agreement dated May 2010 ("**BCI License Agreement**") which provides 800 with an exclusive license for intellectual property, including without limitation, characters, names, likenesses, words, terms, copyrights, trademarks, trade names, trade dress, logos and designs or parts thereof, in any size or dimensions, owned by or licensed to Licensor, as may be modified by Licensor form time to time in its sole discretions (collectively, the "**IP**").

B. Subject to the terms of this Agreement, Britto wishes to grant to EE1, and EE1 wishes to accept, a license and sublicense under the IP for sublicense to third parties (the "**Licensees**") for use in various products and merchandise (the "**Licensed Products**").

C. Subject to the terms of this Agreement, EE1 desires to pay to 800, and 800 desires to accept, a percentage of royalties that EE1 or its Affiliates receive from such licenses.

Agreement

In consideration of the promises and mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, EE1 and Licensor hereby agree as follows:

1. Agency Appointment.

1.1 *In General.* Subject to the terms and conditions hereof, Licensor hereby appoints EE1 as a nonexclusive consultant to license the IP in Licensed Products throughout the Territory (as defined in Section 1.4) during the Term (as defined in Section 7.1). **Nothing in this Agreement shall limit Licensor's right to unilaterally license the IP in any and all categories of goods (except as to the category provided in Section 1.2) anywhere within or outside of the Territory during the Term, and EE1 shall have no rights or responsibilities of any sort regarding any license agreement licensed directly by Licensor, which is not an Eligible License (as defined below).** The parties agree to mutually cooperate to ensure that Licensor's own efforts, EE1's efforts hereunder and the rights granted to Licensees of the Licensed Products do not conflict. The parties agree at all times to cooperate in good faith with the goal of ensuring that the licensing program for the Licensed Products is run in a smooth and professional manner.

1.2 *The "Entertainment Industry" Category.* Subject to the terms and conditions hereof, Licensor specifically appoints EE1 as an exclusive consultant to license the IP in Licensed

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Products throughout the Territory to any licensee within the Entertainment Industry category (as defined below), only during the limited Term of Two (2) years (as more fully detailed in Section 7.1). Notwithstanding, the exclusivity granted herein shall be subject to and except all such businesses, licenses, collaborations, ventures, developments, production, marketing, merchandising agreements, etc., which Licensor may already have entered into, and/or may be in the process of being negotiated, or may in the future enter into, in connection with (i) audio/visual, animated (in any and all media), and merchandising deals regarding worldwide video games and/or gaming applications, and (ii) the development and production of audio/visual programs (in any and all media), including hybrid animated/live action television or online series, based on Licensor's IP and intended for a worldwide Children's Audience between 2-11 years old. Both parties will re-address the exclusive nature of the rights granted herein within six months of such two-year period ending.

For purposes hereof, "Entertainment Industry" shall mean the person and entities that, directly or indirectly, for commercial or non-commercial purposes, control the distribution and manufacture of mass media entertainment, including, without limitation, (a) the fields of theater, film, fine art, dance, opera, music, literary publishing, television, and radio, or (b) any other persons with an economic interest in the creative works or services provided by script writers, songwriters, musicians, and other artists.

1.3 ***Licensing Consultant.*** EE1 shall act as a licensing consultant and perform for Licensor certain business development services in connection with the promotion and marketing of the IP by identifying and assisting in the negotiation of licensing opportunities for its use with various consumer products on Licensor's behalf, subject to Licensor's prior approval; specifically, but not limited to, EE1 shall (a) seek to identify, present and introduce Licensor to potential Licensees with respect to the Licensed Products, (b) negotiate and present term sheets and standard terms and conditions with Licensees on Licensor's behalf, (c) negotiate on behalf of Licensor, implement, and administer each Eligible License (as defined below), and (d) use reasonable efforts to cause Licensees to pay all amounts due under such license agreements directly into a separate account located, owned, maintained and administered by EE1 (the "**Collection Account**"). Any such license agreement entered into by Licensor referred and originated by EE1 hereunder shall be referred to herein as an "**EE1 Generated License**" and any such license entered into by Licensor sourced and originated by Licensor, or one of Licensor's affiliated companies or members, shall be referred to herein as a "**Britto Generated License**" (EE1 Generated License and Britto Generated License, collectively, "**Eligible License**"). Nothing herein shall provide EE1 with the authority to bind or otherwise enter into any agreement or understanding on behalf of Licensor.

1.4 ***Territories.*** Unless otherwise expressly consented to by Licensor, EE1 may perform the services contemplated in this Agreement on a worldwide basis, except for South America (the "**Territory**").

1.5 ***Approvals.*** In all cases, Licensor reserves the right to approve or disapprove in its sole and absolute discretion any Licensee, as well as the terms and conditions of all proposed licenses, including but not limited to Licensed Products, the components of the Licensed Products, royalty rates, advances, guarantees, term, channels of distribution (e.g. EE1 shall not allow Licensees to distribute in any mass market discount retailers, such as Wal-Mart, Kmart, HSN, QVC without the express consent of Licensor), and Territory. Britto acknowledges and agrees

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any and all approval and consent rights under this Agreement shall be exclusively requested to the managers of Britto.

1.6 *Additions to IP.* Licensor shall, during the term of this Agreement, periodically inform EE1 as to developments and additions to the IP created by or on behalf of Britto or acquired by Britto (collectively, "**Additions**").

2. **Compensation.** EE1 shall receive the compensation provided in this Section 2.

2.1 *General.* EE1 shall be entitled to receive thirty-five percent (35%) of the Net Proceeds (the "**Compensation**") under any Eligible License during the term of this Agreement received by Licensor, EE1 or their affiliates, in the aggregate. As used herein, "**Net Proceeds**" means all advances, fees, royalties, monies or other consideration paid or payable from Eligible Licenses less: (i) conversion and transmittal costs of foreign currency; (ii) adjustments, credits, allowances, rebates, and refunds; (iii) taxes, excises, imports, duties, tariffs and customs charges; (iv) collection and audit costs which may be incurred by EE1; (v) blocked currency; (vi) any other fees and expenses agreed to in writing by Licensor; and (vi) any fees, monies, or other consideration charged by Licensor to a Licensee for creative, design, or consultation services agreed to in writing by EE1. No Compensation shall be payable to EE1 until and only if such Net Proceeds are collected from the Eligible Licenses.

2.2 *Payment / Collecting Consultant.* EE1 shall collect all amounts due under any Eligible Licenses and shall submit payment, in U.S. Dollars, to 800 of Licensor's portion of the Net Proceeds or other amounts due to Licensor, within fifteen (15) days of the last day of each month in which Net Proceeds are received. Throughout the Term of this Agreement, EE1 shall invoice, receive and take such actions it deems appropriate, in its reasonable judgment as collecting consultant, to collect amounts payable under the Eligible Licenses, and to provide accounting and bookkeeping services related to collection of accounts and remittance of funds. Licensor acknowledges that all revenues from the Eligible Licenses shall be paid to and collected by EE1 for so long as EE1 is entitled to receive its Compensation on said Licenses pursuant to the terms of this Agreement.

Accompanying such payment shall be an itemized statement showing the amount of Net Proceeds; the amount of any deductions including without limitation withholding taxes, conversion and transmittal costs of foreign currency, and any other deductions permitted under the terms of this Agreement or by law; and the amount of EE1's Compensation. It shall be the responsibility of EE1 to obtain from any taxing authority any and all official documentation evidencing any and all taxes withheld from Net Proceeds, and it shall be EE1's responsibility to provide such official documentation to Licensor in a timely manner. EE1 shall in no event be deemed a guarantor of amounts payable under any Eligible License. Where license fees remain uncollected despite repeated invoicing and follow-up by EE1's accounting division, EE1's in-house collections attorney will discuss with Licensor on a case-by-case basis the advisability of retaining local collection counsel (such expenses will be shared by the parties in accordance with the Compensation portions applicable to such Eligible License as provided for in Paragraph 2.1 (e.g., if EE1 is entitled to a 35% Compensation Fee, the expenses will be split 35% to EE1 and 65% to Licensor)), it being understood that the retention of such counsel, the decision to file suit or not, and the offer or acceptance of any settlement shall be subject to mutual agreement.

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Subject to Section 2.3, in the event that an Eligible License is terminated for any reason prior to the expiration or termination of this Agreement, EE1 acknowledges and agrees that Licensor will not be liable to EE1 for the payment or loss of any Compensation relating to such terminated License.

2.3 ***Survival Rights / Entitlement to Compensation.*** Upon expiration or termination of this Agreement, for any reason, EE1 shall continue to receive a Compensation only from any EE1 Generated License, at a reduced amount equal to fifteen percent (15%) of the Net Proceeds received by Licensor, whether such EE1 Generated License is extended, renewed, or a new license is entered into between or among such Licensee and Licensor.

For avoidance of doubt, EE1's entitlement to receive Compensation from any Britto Generated License shall cease automatically upon expiration or termination of this Agreement. Furthermore, all rights granted to EE1 under this Agreement, except as provided hereunder this Section 2.3, shall immediately revert to Licensor after the expiration or termination of this Agreement.

3. Confidential Information. In the course of performance of this Agreement, the Parties may find it necessary to disclose certain confidential information ("**Confidential Information**") to each other. Any information disclosed by either Party shall be considered confidential unless otherwise identified as non-confidential by the Party disclosing the information ("**Disclosing Party**"). For the avoidance of doubt, the terms of this Agreement shall be considered Confidential Information. The following terms shall apply to Confidential Information:

3.1 *Treatment.* Each Party will treat the Confidential Information received from the other (the "**Receiving Party**") as confidential and use the same degree of care as the Receiving Party would employ in the protection of their own similar confidential information.

3.2 *Scope of Disclosure.* The Receiving Party shall disclose Confidential Information only to employees or agents of the Receiving Party who have a need to know, unless authorized in writing by the Disclosing Party.

3.3 *Exclusions.* Confidential Information disclosed by either Party shall not be subject to these terms if: (a) it is in the public domain at the time of disclosure, or enters the public domain without breach of these terms; (b) it is properly known to the Receiving Party prior to the disclosure; (c) it is obtained by the Receiving Party in good faith from a third party not under obligation of confidentiality or secrecy to the Disclosing Party; or (d) it is the subject of a court or government agency order to disclose, however, in such a case, the Receiving Party shall give the Disclosing Party prompt notice of such order and shall cooperate with the Disclosing Party in its attempt to seek a protective order.

4. Intellectual Property Rights.

4.1. ***Definitions.*** "**Intellectual Property Rights**" shall mean all worldwide ownership, right, title, interest in and to intellectual property rights (including without limitation rights relating to patents, copyrights, trademarks, trade dresses, moral rights and trade secrets), all similar ownership rights of every type that may exist now or in the future in every jurisdiction, including all derivative works (as such term is defined under the U.S. Copyright Act of 1976, 17 U.S.C. §101 et seq., as

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amended) and all applications, registrations and renewals thereof, as applicable, as well as all rights to sublicense and assign any or all of the foregoing.

4.2. *Ownership of IP*. EE1 acknowledges that it has no Intellectual Property Rights in and to the Britto Artwork, Marks or similar IP, except as specifically granted under this Agreement. EE1 shall not hold itself out as having any such rights or any other rights or powers inconsistent with the provisions of this Agreement. EE1 acknowledges the value of the goodwill associated with the Britto Artwork, Marks and similar IP, and agrees that any additional goodwill, which may be created through EE1's use thereof, shall inure to the sole benefit of Licensor.

5. **Representations & Warranties; Limitation.**

5.1 *Mutual Warranties*. Each of EE1 and Licensor represents and warrants to the other that: (a) it has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and (b) the execution, delivery, and performance of this Agreement shall not conflict with its charter or bylaws, organizational documents, operating agreement or any material agreement, order, or judgment to which it is bound.

5.2 *Licensor Warranties*. Licensor further represents and warrants to EE1 that: (a) it owns and/or is the licensee of all rights, title, in and to the IP; (b) it shall comply with all laws, regulations, rulings and requirements of governmental authorities having jurisdiction over the IP and the subject matter of this Agreement; and (b) it has the power to license and/or sell such IP and to grant the rights herein granted to EE1.

6. **Indemnification; Remedies; Limitation.**

6.1 *Indemnification*. EE1 and Licensor each (each, the "**Indemnifier**") shall defend, indemnify, and hold the other and their respective shareholders, officers, directors, partners, members, representatives, employees and agents (the "**Indemnified Party**") harmless from all liabilities, damages, losses, and expenses (including without limitation reasonable outside attorney's fees and court costs) owed to any third party arising from claims (collectively, "**Claims**") against the other as a result of the Indemnifier's negligent or intentionally wrongful actions pursuant to or in furtherance of this Agreement or Indemnifier's failure to perform or comply with any of its covenants, obligations, representations, or warranties hereunder. Indemnified Party shall promptly, after receipt of applicable information, notify the Indemnifier of any Claim to which the foregoing indemnity may apply, and at the Indemnifier's option, the Indemnifier shall have the right to assume and control the defense of any such Claim; provided that the Indemnifier may not settle any Claim without the Indemnified Party's reasonable consent, which shall not be unreasonably withheld or delayed. It is further agreed that the Indemnified Party reserves the right to also select counsel of its own to defend any such claims (and the Indemnifier shall solely be responsible for any and all attorneys' fees, costs, and expenses relating to any and all such actions).

6.2 *Cumulative Remedies*. The rights and remedies granted to EE1 and Licensor hereunder are cumulative, and are not limited to those remedies expressly stated in this Agreement. If EE1 or Licensor brings an action against the other, the prevailing Party shall be entitled to recover its costs and expenses incurred in connection with such action and all appeals thereof

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(including, without limitation, reasonable attorney's fees and court costs). Until such a determination, each Party shall bear its own costs.

6.3 *LIMITATION OF LIABILITY. EXCEPT FOR EACH PARTY'S INDEMNITY OBLIGATIONS IN SECTION 6.1, THE CONFIDENTIALITY OBLIGATIONS IN SECTION 3, AND ANY INTENTIONAL MISUSE OR INFRINGEMENT OF A PARTY'S INTELLECTUAL PROPERTY RIGHTS, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY, PUNITIVE, OR SPECIAL DAMAGES, WHETHER BY CREATION OF LAW OR STATUTE, ARISING HEREFROM OR RELATED HERETO IN ANY CAUSES OF ACTION OF ANY KIND, INCLUDING LOSS OF BUSINESS, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.*

7. Term; Termination; Survival.

7.1 *Term.* The term (the "Term") of this Agreement regarding the general non-exclusive rights granted by Licensor to EE1, as fully detailed in Section 1.1 above, shall commence on the date of execution of this Agreement and shall be effective through May 1, 2027 unless earlier terminated pursuant to this Agreement. The Term of this Agreement regarding the specific and exclusive rights granted by Licensor to EE1 in connection with the Entertainment Industry category, as more fully detailed in Section 1.2 shall commence on the date of execution of this Agreement and shall be effective through May 1, 2019 unless earlier terminated pursuant to this Agreement.

7.2 *Termination.* In the event Licensor or EE1 breaches and fails to cure any of its material obligations which are not in dispute hereunder, the non-breaching Party shall have the right to terminate this Agreement unilaterally upon thirty (30) days' prior written notice to the breaching Party, unless otherwise cured within such thirty (30) day period. Notwithstanding, the termination or expiration of this Agreement does not relieve either party of its rights and obligations that have previously accrued.

7.3 *Survival.* After the termination or expiration of this Agreement, all rights granted to EE1 hereunder shall immediately revert to Licensor, except as provided in Section 2.3 or, by their nature, are continuing rights and obligations which shall survive the termination or expiration of this Agreement.

8. Statements and Payments. All payments made by Licensees pursuant to each Eligible License shall be directed to the designated Collection Account and shall be promptly deposited. EE1 agrees to keep accurate books of accounts and records at its principal place of business covering all transactions relating to the Eligible License. Licensor, through an independent certified public accountant, shall have the right, at all reasonable hours of the day and upon at least ten (10) days' notice, to examine EE1's books and records as they relate to the Collection Account. Such examination shall occur at the place where EE1 maintains such records, no more than once per calendar quarter. All books and records pertaining to the obligations of EE1 hereunder shall be maintained and kept accessible and available to the Licensor for inspection for at least three (3) years after the later of (a) termination of this Agreement, or (b) the expiration of the final Eligible License.

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9. General Provisions

9.1 ***No Joint Venture.*** Nothing contained herein shall be construed to create a partnership or joint venture between EEI and Licensor. The sole relationship between the Parties shall be that of independent contractors with no rights of agency or representation. Neither Party has the right to obligate or bind the other without prior written approval. Nothing express or implied herein shall confer upon any third party any rights, remedies, obligations, or liabilities.

9.2 ***Waiver.*** A waiver of any provision hereof with respect to one event shall not be construed as continuing, or as a bar to or waiver of any right or remedy as to subsequent events.

9.3 ***Severability.*** If any provision hereof shall be held to be invalid or unenforceable, then such provision shall be reformed to the extent necessary to make such provision valid and enforceable when so applied. The invalidity or unenforceability of any provision of this Agreement, as applied to a particular occurrence or circumstance, shall not affect the validity or enforceability of any of the other provisions of this Agreement or any other applications of such provisions, as the case may be.

9.4 ***Assignment.*** This Agreement is not assignable by either Licensor or EEI except with the written consent of the other Party.

9.5 ***Governing Law; Arbitration.*** The Parties agree that any and all disputes, controversies or claims arising out of, regarding, or in any way relating to the interpretation, application, or enforcement of this Agreement, the relationship created by this Agreement, or any matter reasonably related thereto, shall be governed by California law applicable to agreements executed and to be wholly performed therein, and handled by way of arbitration in Los Angeles County and administered by and in accordance with the JAMS Streamlined Arbitration Rules and Procedures (the "**JAMS Rules**") of the Judicial Arbitration and Mediation Services ("**JAMS**") in effect at the time of such proceeding. Any conflict between the JAMS Rules and this Agreement shall be governed by this Agreement. Such arbitration shall be the sole, exclusive, and final remedy for resolving any such claims and disputes. Judgment on the final award rendered by the arbitrator may be entered into in any court of competent jurisdiction and shall be final and binding upon the Parties. In the event the Parties cannot agree on an arbitrator within ten (10) days, the arbitrator shall be appointed by the Parties in the following manner: JAMS, and/or another alternative dispute resolution provider agreed upon by the Parties, shall furnish the Parties with a list of potential qualified arbitrators. For purposes of this Section, a "**qualified arbitrator**" shall mean a retired judge of a superior or appellate court or an attorney with more than twenty (20) years of experienced in corporate and intellectual property matters agreed upon by the Parties. If any Party objects to all the names on the list, JAMS, and/or another alternative dispute resolution provider agreed upon by the Parties, shall provide the Parties with an alternative list of potential qualified arbitrators; provided, however, that each Party shall be entitled to so object to an entire list only once. Once the Parties have agreed upon a particular list, or a list is furnished pursuant to the preceding sentence, the Parties shall alternately eliminate unacceptable arbitrators until only one name remains. The remaining person shall be appointed arbitrator. The Parties agree to draw lots to decide which Party shall remove the first name from the list of arbitrators. Should a Party whose turn it is to eliminate an unacceptable arbitrator fail to do so within twenty-four (24) business hours of the written request of the other Party, then the choice of the other Party of an arbitrator then remaining on such list shall be binding on the Parties. All costs of the arbitration, including the

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cost of any record or transcript of the arbitration proceedings, all administrative fees, the fee of the arbitrator, and all other fees and costs shall initially be borne equally by the Parties (however, the arbitrator may, in his or her discretion, allow the prevailing party to recover its portion of those fees); provided, however, that the arbitrator shall award the prevailing Party its reasonable and actual attorneys' fees, expenses and costs. The arbitrator shall have no power to award damages contemplated in Section 6.3. If any of the Parties, after notice pursuant to this Agreement, fails to participate or be represented in the arbitration or the evidentiary hearing, the Party may unilaterally select an arbitrator and the arbitrator may proceed with the adjudication of the dispute on an ex parte basis and without a prior court order. The arbitrator may not consider or receive any extrinsic evidence concerning the interpretation of the Agreement. The arbitrator shall issue a reasoned award. The arbitrator shall not extend, modify, or suspend any of the terms of this Agreement. The arbitration and all proceedings related thereto shall be deemed private and confidential and shall not be disclosed to the public by either the arbitrator or the Parties to the arbitration. If the rules of JAMS or another agreed upon alternative dispute resolution provider differ from this Section, the provisions of this Section shall control. Notwithstanding the foregoing, the Parties may seek provisional relief, including a preliminary injunction or temporary restraining order, in any federal or state court of competent jurisdiction located in Los Angeles, California, without prejudice to the above-described arbitration procedures, if in that Party's sole judgment such provisional relief is necessary to avoid irreparable injury or to preserve the status quo. Nevertheless, the arbitration procedure set forth in this Section is intended to be the sole and exclusive method of resolving any claims arising out of, relating to, or regarding this Agreement.

9.6 *Notices*. Any written notices to be given hereunder shall be delivered via U.S. Mail, express courier, confirmed facsimile, or confirmed email, to such locations, telephone numbers, and addresses as each of EE1 and Licensor at their last known address or as such Party shall notify in writing the other Party from time to time.

9.7 ***Successors***. This Agreement, and all the terms and provisions herein, shall inure to the benefit of and shall be binding upon the Parties hereto, their respective heirs, personal representatives, and permitted successors and assigns. Nothing express or implied herein is intended to confer, nor shall anything herein confer, upon any person or entity other than the Parties and their respective permitted successors and assigns any rights, remedies, obligations or liabilities whatsoever.

9.8 ***Construction and Interpretation***. This Agreement is a negotiated document and shall be deemed to have been drafted jointly by the Parties and no rule of construction or interpretation shall apply against any Party based upon a contention that the Agreement was drafted by one of the Parties. This Agreement shall be interpreted in a neutral manner.

9.9 ***Counterparts***. A facsimile or electronic copy hereof shall be deemed to be an original. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

9.10 ***Entire Agreement***. This Agreement (including the Exhibits which are hereby incorporated herein by reference) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior understandings, communications, and agreements between them, written or oral, regarding such subject matter. This Agreement shall

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not be modified, nor shall any provision hereof be waived or amended, except by a written amendment duly executed by EE1 and Licensor.

9.11 *Signatories*. The respective signatories to this Agreement hereby warrant and represent that they have the authority to execute this Agreement and bind the appropriate Parties and principals.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

EE1: **Encore Endeavor 1, LLC**

~~Martin A Sumichrast, CEO~~
STEPHEN ROSEBURRY, President

Licensor: **Britto Central, Inc.**

Romero Britto, President

Art 800, LLC

Romero Britto, Managing Member

Romero Britto